UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of:     November 2011
Commission File Number:  ....001-10691.......

Diageo plc
(Translation of registrant’s name into English)

Lakeside Drive, Park Royal, London NW10 7HQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ..................

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ..................

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to  Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐    No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

List identifying information required to be furnished
by Diageo plc pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act 1934
1 – 30 November 2011

Information	Required by/when

Public Announcements/Press	The Stock Exchange, London

Announcement Company announces purchase of own shares to be held in treasury to satisfy grants made under employee share plans. (01 November 2011)	Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (16 November 2011)
Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (02 November 2011)	Announcement Mr Scott informs the Company of his beneficial interests. (18 November 2011)
Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (04 November 2011)	Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (18 November 2011)
Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (07 November 2011)	Announcement Company announces variable rate fix. (18 November 2011)
Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (09 November 2011)	Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (21 November 2011)
Announcement Mr Blazquez, a PDMR, informs the Company of his beneficial interests. (09 November 2011)	Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (23 November 2011)
Announcement
Company notified of transactions in respect of the Diageo Share Incentive Plan and Mr Walsh, Ms Mahlan and PDMRs inform the Company of their interests therein.
Dr Humer informed the Company of his beneficial interests.
(10 November 2011)
Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (25 November 2011)
Announcement Mr Menezes, a PDMR, informs the Company of his beneficial interests. (10 November 2011)	Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (28 November 2011)
Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (11 November 2011)	Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (30 November 2011)
Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (14 November 2011)	Announcement Company announces total voting rights. (30 November 2011)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Diageo plc (Registrant)

Date: 21.12.11	By:	/s/ C Kynaston
Name: C Kynaston Title: Assistant Company Secretary

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:09 01-Nov-2011
Number	3070R17

RNS Number : 3070R
Diageo PLC
01 November 2011

Diageo plc - Transaction in Own Shares

Diageo plc ('the Company') announces that it has today purchased through Credit Suisse Securities (Europe) Limited 920,000 ordinary shares at a price of 1,286.75 pence per share. The purchased shares will be held in treasury for the purpose of satisfying options grants and share awards made under the Company's employee share plans.

The total number of shares purchased to be held in Treasury for the purpose of satisfying options grants and share awards made under the Company's employee share plans is 7,400,141 from 1st July 2011 to today's date.

Following the purchase today of 920,000 Treasury shares the Company holds 256,251,545 ordinary shares in treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,497,758,390

This information is provided by RNS
The company news service from the London Stock Exchange

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	14:06 02-Nov-2011
Number	11404-069D

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury
13,543 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans.  The average price at which these
Ordinary Shares were released from treasury was 1,056.32 pence per share.

Following this release, the Company holds 256,238,002 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,497,771,933.

John Nicholls

Deputy Company Secretary

2 November 2011

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	14:47 04-Nov-2011
Number	11446-0E92

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 36,360 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans.  The average price at which these Ordinary Shares were released from treasury was 1,056.32 pence per share.

Following this release, the Company holds 256,201,642 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,497,808,293.

John Nicholls

Deputy Company Secretary

4 November 2011

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:15 07-Nov-2011
Number	11615-3AC2

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 11,448 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 1,056.32 pence per share.

Following this release, the Company holds 256,190,194 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,497,819,741.

John Nicholls

Deputy Company Secretary

7 November 2011

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	14:10 09-Nov-2011
Number	11408-8975

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 196,655 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 1,056.32 pence per share.

Following this release, the Company holds 255,993,539 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,498,016,396.

John Nicholls

Deputy Company Secretary

9 November 2011

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	15:33 09-Nov-2011
Number	11532-4624

TO:	Regulatory Information Service

PR Newswire

RE:	Paragraph 3.1.4 of the Disclosure and Transparency Rules

The notification listed below was received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the "Company") announces that it received notification today that Nick Blazquez, a person discharging managerial responsibility, exercised options on 8 November 2011 over ordinary shares of 28 101/108 pence each in the Company ("Ordinary Shares") under the Company's Senior Executive Share Option Plan ("SESOP") as set out below:

No. of Ordinary Shares	Date of grant	Price per share

45,282	19 September 2006	£9.30

52,090	18 September 2007	£10.51

41,002	27 October 2008	£8.77

Mr Blazquez subsequently sold 133,374 Ordinary Shares on 8 November 2011, at a price per share of £13.21. The balance of 5,000 Ordinary Shares have been transferred from his own name to his spouse, Mrs Alison Blazquez.

As a result of the above transactions, the interests of Mr Blazquez in the Company's Ordinary Shares (excluding options, awards under the Company's LTIPs and interests as potential beneficiaries of the Company's Employee Benefit Trusts) have increased to 55,719.

J Nicholls

Deputy Secretary

9 November 2011

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	12:27 10-Nov-2011
Number	11225-2E7F

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 3.1.4 OF THE DISCLOSURE AND TRANSPARENCY RULES

The notifications listed below were all received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the "Company") announces that:

1. It received notification on 10 November 2011 of the following allocations of ordinary shares of 28 101/108 pence each in the Company ("Ordinary Shares") under the Diageo Share Incentive Plan (the "Plan"), namely:

(i) the following directors of the Company were allocated Ordinary Shares on 10 November 2011 under the Plan, by Diageo Share Ownership Trustees Limited (the "Trustee"):

Name of Director	Number of Ordinary Shares

PS Walsh	15

D Mahlan	13

(ii) the following Persons Discharging Managerial Responsibilities ("PDMR") were allocated Ordinary Shares on 10 November 2011 under the Plan, by the Trustee:

Name of PDMR	Number of Ordinary Shares

N Blazquez	15

D Gosnell	15

J Grover	15

A Morgan	15

G Williams	15

I Wright	15

The number of Ordinary Shares allocated comprises those purchased on behalf of the employee using an amount which the employee has chosen to have deducted from salary ("Sharepurchase") and those awarded to the employee by the Company ("Sharematch") on the basis of one Sharematch Ordinary Share for every two Sharepurchase Ordinary Shares.

The Sharepurchase Ordinary Shares were purchased and the Sharematch Ordinary Shares were awarded at a price per share of £13.01.

The Ordinary Shares are held by the Trustee and in the name of the Trustee. Sharepurchase Ordinary Shares can normally be sold at any time. Sharematch Ordinary Shares cannot normally be disposed of for a period of three years after the award date.

 2. It received notification on 10 November 2011 from Dr FB Humer, a director of the Company, that he had purchased 636 Ordinary Shares on 10 November 2011 under an arrangement with the Company, whereby he has agreed to use an amount of £8,000 each month, net of tax, from his director's fees to purchase Ordinary Shares. Dr Humer has agreed to retain the Ordinary Shares while he remains a director of the Company.

The Ordinary Shares were purchased at a price per share of £13.01.

As a result of the above transactions, interests of directors and PDMRs in the Company's Ordinary Shares and American Depository Shares ("ADS")* (excluding options, awards under the Company's LTIPs and interests as potential beneficiaries of the Company's Employee Benefit Trusts) are as follows:

Name of Director	Number of Ordinary Shares

Dr FB Humer	36,275

PS Walsh	676,492

D Mahlan	94,444 (of which 94188 are held as ADS)

Name of PDMR	Number of Ordinary Shares

N Blazquez	55,734

D Gosnell	79,708

J Grover	154,852

A Morgan	150,740

G Williams	196,519 (of which 6,288 are held as ADS)

I Wright	25,538

J Nicholls

Deputy Company Secretary

10 November 2011

*1 ADS is the equivalent of 4 Ordinary Shares.

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	14:40 10-Nov-2011
Number	11437-38E9

TO:	Regulatory Information Service

PR Newswire

RE:	Paragraph 3.1.4 of the Disclosure and Transparency Rules

The notification listed below was received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the "Company") announces that it received notification on 10 November 2011 that Ivan Menezes, a person discharging managerial responsibilities ("PDMR"), exercised an option on 9 November 2011 over 50,505 American Depositary Shares ("ADS")* granted on 20 September 2005 at a price per ADS of $59.40 under the Company's Senior Executive Share Option Plan.

Mr Menezes subsequently sold 49,505 ADSs on 9 November 2011, at a price per ADS of $83.05. Mr Menezes retains the balance of 1,000 ADS.

As a result of the above transaction the interests of Mr Menezes in ordinary shares of 28 101/108 pence each in the Company ("Ordinary Shares") and ADSs (excluding options, awards under the Company's LTIPs and interests as a potential beneficiary of the Company's Employee Benefit Trusts) is 429,280 (of which 336,281 are held in the form of ADS).

J Nicholls

Deputy Company Secretary

10 November 2011

*1 ADS is the equivalent of 4 Ordinary Shares.

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	12:44 11-Nov-2011
Number	11243-DC8B

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 17,996 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 1,056.32 pence per share.

Following this release, the Company holds 255,975,543 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,498,045,942.

John Nicholls

Deputy Company Secretary

11 November 2011

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	14:56 14-Nov-2011
Number	11455-C429

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 135,989 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 1,056.32 pence per share.

Following this release, the Company holds 255,839,554 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,498,181,931.

John Nicholls

Deputy Company Secretary

14 November 2011

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	15:21 16-Nov-2011
Number	11520-33C7

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 27,323 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 1,056.32 pence per share.

Following this release, the Company holds 255,812,231 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,498,209,254.

John Nicholls

Deputy Company Secretary

16 November 2011

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	10:44 18-Nov-2011
Number	11043-E27C

TO:	Regulatory Information Service

PR Newswire

RE:	Paragraph 3.1.4 of the Disclosure and Transparency Rules

The notification listed below was received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the "Company") announces that it received notification on 17 November 2011 that, on that date, Philip Scott, a director, sold 15,000 ordinary shares of 28 101/108 pence each in the Company ("Ordinary Shares"), at a price per Ordinary Share of £13.27.

Following this transaction, Mr Scott retains an interest in 10,000 of the Company's Ordinary Shares.

J Nicholls

Deputy Company Secretary

18 November 2011

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	15:00 18-Nov-2011
Number	11459-370B

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 40,782 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 1,056.32 pence per share.

Following this release, the Company holds 255,771,449 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,498,250,036.

John Nicholls

Deputy Company Secretary

18 November 2011

Company	Diageo PLC
TIDM	83JA
Headline	FRN Variable Rate Fix
Released	16:29 18-Nov-2011
Number	1118005675

LONDON--(BUSINESS WIRE)--

Re:	Diageo Plc

EUR 750,000,000.00

MATURING: 22-May-2012

ISIN: XS0301967757

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
22-Nov-2011 TO 22-Feb-2012 HAS BEEN FIXED AT 1.705000 PCT

DAY BASIS: ACTUAL/360

INTEREST PAYABLE VALUE 22-Feb-2012 WILL AMOUNT TO:
EUR 217.86 PER EUR 50,000.00 DENOMINATION

Diageo Plc

Source: Diageo Plc

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	14:52 21-Nov-2011
Number	11451-7EDC

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 2,713ordinary shares of 28 101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 1,056.32 pence per share.

Following this release, the Company holds 255,768,736Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,498,252,749.

John Nicholls

Deputy Company Secretary

21 November 2011

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	14:56 23-Nov-2011
Number	11454-9960

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 1,363 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 1,056.32 pence per share.

Following this release, the Company holds 255,767,373 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,498,254,112.

John Nicholls

Deputy Company Secretary

23 November 2011

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	14:39 25-Nov-2011
Number	11438-4386

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 2,578 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 1,056.32 pence per share.

Following this release, the Company holds 255,764,795 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,498,256,690.

John Nicholls

Deputy Company Secretary

25 November 2011

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	15:12 28-Nov-2011
Number	11511-52E3

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 4,340 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 1,056.32 pence per share.

Following this release, the Company holds 255,760,455 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,498,261,030.

John Nicholls

Deputy Company Secretary

28 November 2011

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	15:02 30-Nov-2011
Number	11501-7FD8

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 141,837 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 1,056.32 pence per share.

Following this release, the Company holds 255,618,618 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,498,402,867.

John Nicholls

Deputy Company Secretary

30 November 2011

Company	Diageo PLC
TIDM	DGE
Headline	Total Voting Rights
Released	15:04 30-Nov-2011
Number	11503-A5B6

TO:	Regulatory Information Service

PR Newswire

RE:	Paragraph 5.6.1 of the Disclosure and Transparency Rules

Diageo plc - Voting Rights and Capital

In conformity with Paragraph 5.6.1 of the Disclosure and Transparency Rules
Diageo plc (the "Company") would like to notify the market of the following:

The Company's issued capital consists of 2,754,021,485 ordinary shares of 28
101/108 pence each ("Ordinary Shares") with voting rights, which includes
255,618,618 Ordinary Shares held in Treasury.

Therefore, the total number of voting rights in the Company is 2,498,402,867 and this figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FSA's Disclosure and Transparency Rules.

J Nicholls

Deputy Company Secretary

30 November 2011